BANCO DE GALICIA Y BUENOS AIRES S.A.

Autonomous City of Buenos Aires, February 7, 2011

Comisión Nacional de Valores (National Securities Commission)

Ref.: Class C Notes due 2019 – Redemption of Capitalized Interest.
Dear Sirs,

I am writing in order to inform you that, on the date hereof, the board of directors of Banco de Galicia y Buenos Aires S.A. has decided to redeem certain interests (described below) corresponding to the Class C Notes due 2019 issued under the Global Program for the Issuance and Re-issuance of Ordinary Negotiable Obligations up to the aggregate principal amount of US$2,000,000,000.

This redemption corresponds to the portion of the Class C Notes due 2019 related to all capitalized interest that has accrued with respect thereto (at 5% of face value) from January 1, 2004 to December 31, 2010, in an aggregate amount equal to US$90,115,326 (ninety million, one hundred fifteen thousand, three hundred and twenty six U.S. Dollars). This payment was originally scheduled to be made on January 1, 2014. In addition, the unpaid and accrued interest to but excluding the date of redemption will be paid.

The corresponding notice of payment will be provided to you in a timely manner.

Respectfully,

Patricia Lastiry
Attorney-in-fact